

16021839

UNITED STATES
[illegible]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
AUG 30 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38369

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/01/2015** (MM/DD/YY) AND ENDING **6/30/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Progressive Asset Management, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1814 Franklin Street, Suite 503
(No. and Street)

Oakland	**CA**	**94612-3400**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Cartier **(800) 786-2998**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – if individual, state last, first, middle name)

101 Larkspur Landing Circle, Suite 200	**Larkspur**	**CA**	**94939-1750**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Catherine Cartier,** affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Progressive Asset Management, Inc.** as of **June 30, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SEE ATTACHED

Signature

President and Chair

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda)

On August 26, 2016 before me, Conrad Trembath, Notary Public
(insert name and title of the officer)

personally appeared Catherine Y. Cartier,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


CONRAD TREMBATH
COMM. # 2094638
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
My Commission Expires
DECEMBER 22, 2018
JAS1
JAS1

Signature [signature] (Seal)

Oath or Affirmation



PROGRESSIVE
Asset Management
Est. 1987

Progressive Asset Management, Inc.

Financial Statements and Supplemental
Information Required by Rule 17a-5 under
the Securities Exchange Act of 1934

Year ended June 30, 2016

With Report of Independent Registered
Public Accounting Firm

Progressive Asset Management, Inc.
June 30, 2016

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Schedule I:

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 11

Reconciliation Pursuant to Rule 17a-5(d)(2) of the Securities and Exchange Commission 11

Schedule II:

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 12

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 12

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission 13

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer required By Rule 17a-5(d)(4) of the Securities and Exchange Commission 14

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Registered Public Accounting Firm

The Board of Directors of **Progressive Asset Management, Inc.**:

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. (Company) as of June 30, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have subjected the Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information), to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
August 26, 2016

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Progressive Asset Management, Inc.

Statement of Financial Condition

June 30, 2016

ASSETS		
Cash and cash equivalents	$	275,855
Prepaid expenses and other assets		11,440
Investments		1,031
Total Assets	$	288,326
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	9,082
Payroll liabilities		1,456
Unearned revenue		105,943
Total Liabilities		116,481
Stockholders' Equity		
Preferred stock, no par value, 1,000,000 shares authorized, zero shares issued and outstanding		-
Common stock, no par value, 5,000,000 shares authorized, 2,075,263 issued and outstanding		1,285,750
Accumulated deficit		(1,113,905)
Total Stockholders' Equity		171,845
Total Liabilities and Stockholders' Equity	$	288,326

See accompanying notes.

Progressive Asset Management, Inc.

Statement of Operations

For the Year Ended June 30, 2016

Revenue		
Management fees and commissions	$	149,260
Marketing reimbursement income		141,669
Investment income, net		272
Total Revenue		291,201
Expenses		
Professional fees		91,676
Compensation and benefits		70,809
Social screening and advocacy		49,072
Business development		37,163
Regulatory		16,918
Travel and meetings		14,863
Corporate and shareholder expenses		13,016
Occupancy		9,449
Computer and internet		7,610
Office		4,714
Total Expenses		315,290
Loss Before Income Taxes		(24,089)
Income taxes		1,600
Net Loss	$	(25,689)

See accompanying notes.

Progressive Asset Management, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2016

	Common Stock				Accumulated		Total Stockholders'
	Shares		**Amount**		**Deficit**		**Equity**
July 1, 2015	2,075,263	$	1,285,750	$	(1,088,216)	$	197,534
Net loss	-		-		(25,689)		(25,689)
June 30, 2016	2,075,263	$	1,285,750	$	(1,113,905)	$	171,845

See accompanying notes.

Progressive Asset Management, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2016

Cash Flows from Operating Activities		
Net loss	$	(25,689)
Adjustments to reconcile net loss		
to net cash provided by operating activities:		
Net appreciation from holding of investments		(237)
(Increase) decrease in:		
Prepaid expenses and other assets		15,282
Increase (decrease) in:		
Book overdraft		(1,982)
Accounts payable and accrued liabilities		1,305
Payroll liabilities		(170)
Unearned revenue		105,943
Net Cash Provided by Operating Activities		94,452
Net Increase in Cash and Cash Equivalents		94,452
Cash and cash equivalents at beginning of year		181,403
Cash and Cash Equivalents at End of Year	$	275,855
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$	1,600

See accompanying notes.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2016

1. Summary of Significant Accounting Policies

Basis of Presentation
Progressive Asset Management, Inc. (the "Company"), which incorporated in California on July 14, 1987, and operates from its headquarters in Oakland, California, is registered as a broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is regulated by the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company works primarily to recruit brokers committed to socially responsible investing into the Progressive Asset Management Branch.

In its policies, practices, and programs, the Company commits to provide its clients with the highest quality social investment research and to operate as a strong, positive force for social justice and environmental protection.

The Company claims exemption from Rule 15c3-3 of the SEC because it does not carry customer funds or handle customer securities.

Basis of Accounting
The management of the Company prepares the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits held by a commercial bank and a money market fund held by a registered investment company. All cash and cash equivalents are available to the Company within 90 days of demand. At various times during the year ended June 30, 2016, cash and cash equivalents exceeded Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insurance limits.

Revenue Recognition
The Company receives management fees and commissions from Financial West Group and Securities America (Note 4). Management fees are received in advance and recognized as earned based on a percentage of customer assets. Commission revenue from security transactions is recognized on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material. The Company provides a marketing allowance to its advisors. Marketing allowance reimbursements are recognized as incurred. Unearned revenue relates to payments received in advance and is recognized as revenue when services are provided or certain milestones are achieved.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the management of the Company to make estimates and assumptions that affect the amounts reported. Although the management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Subsequent Events
The management of the Company evaluated subsequent events for recognition and disclosure through August 26, 2016, the date that the Company issued these financial statements.

2. Investments

The Company utilizes various methods to measure the fair value of its investments. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

> Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
>
> Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.
>
> Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing assumptions by the management of the Company about the assumptions a market participant would use in valuing the asset or liability and based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the security. To the extent that the Company bases valuation on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment the management of the Company exercises in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In addition, inputs for Levels 2 and 3 include Market, Cost, and Income. By definition, inputs for Level 1 are always Market. In such cases, for disclosure purposes, the management of the Company determines the level in the fair value hierarchy within which the fair value measurement falls in its entirety based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value measurements
A description of the valuation techniques the Company applied to its investments in securities measured at fair value on a recurring basis follows:

> **Restricted securities (equity)**
> The Company measures the fair value of restricted securities issued by publicly traded companies traded on national securities exchanges or reported on the NASDAQ national market based on the last reported sales price on the day of valuation (Market) less a discount (Market), determined by the management of the Company, to reflect the difference between the last reported sales price on the day of valuation of unrestricted securities and the expected selling price on the day of valuation of the restricted securities. The Company measured the fair value of restricted securities issued by nonpublic entities by reference to comparable public entities (Market), fundamental data relating to the issuer (Market) or both. To the extent that the management of the Company determines that the restrictions on restricted securities issued by publicly traded companies traded on national securities exchanges or reported on the NASDAQ national market are not material, and the related discount is not a significant input, such measurement is Level 1 of the fair value hierarchy. If the discount is a significant input, such measurements are Level 2 and 3 of the fair value hierarchy. For all other restricted securities, to the extent that information known to the management of the Company is not a significant input, such measurements are Level 2 of the fair value hierarchy. To the extent that information known to the management of Company is a significant input, such measurements are Level 3 of the fair value hierarchy.

The Company considers all of its investments as trading.

2. Investments (Continued)

The following table summarizes the inputs used to value investments measured at fair value as of June 30, 2016:

Level 1	Cost	Fair Value
Restricted securities (equity)		
Envision Solar International, Inc.	$ -	$ 1,031
Totals	$ -	$ 1,031

During the year ended June 30, 2016, net investment revenue totals as follows:

Interest and dividends	$ 35
Unrealized appreciation	237
Total	$ 272

3. Income Taxes

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences will reverse.

As of June 30, 2016, the Company had deferred tax assets totaling approximately $64,000 and net of a 100% valuation allowance, resulting from unearned revenue, federal net operating loss carry forwards, and federal low-income housing tax credits. As of June 30, 2016, the Company had federal net operating loss carry forwards and federal low-income housing tax credits totaling approximately $7,000 and $39,000, respectively, which expire on various dates during the income tax years 2018 to 2029. Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized and, therefore, has recorded a full valuation allowance. The valuation allowance increased by $8,000 during 2016. During the year ended June 30, 2016, income taxes consist entirely of state income taxes.

The management of the Company considers certain tax positions taken by the Company and has determined that there are no tax positions that would create a difference between taxes reported on its tax returns and herein. As of June 30, 2016, the management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending June 30, 2017. As of June 30, 2016, open tax periods subject to future examination by taxing authorities cover periods from July 1, 2012 through June 30, 2016.

4. Clearing

Through October 2015, the Company had a sub-clearing arrangement with National Financial Services through its affiliation with Financial West Investment Group, Inc. doing business as Financial West Group. Beginning in October 2015, the Company has an arrangement as a limited use broker dealer through Securities America and receives overrides as follows: Securities America retains 5% of the gross commissions and pays advisors at various rates negotiated between the advisors and the Company, and the Company retains the rest of the fees less its shared percentage of administrative fees.

During the year ended June 30, 2016, gross commissions generated by one representative totaled approximately 27% of total management fees and commissions and 14% of total revenue earned by the Company.

5. Employee Benefit Plan

The Company offers a defined contribution SIMPLE IRA plan (the "Plan") for the benefit of its employees. The Plan allows for employee elective contributions. In addition, the Company must match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. The Company incurred matching contribution expense during the year ended June 30, 2016, totaling $1,619.

6. Commitments and Contingencies

Under an expense sharing agreement, the Company subleases office space from an entity in which an officer and director of the Company is an officer of the entity. The Company subleases approximately 27% of the available office space. The sublease runs concurrent with the lease, which runs through January 31, 2017. During the year ended June 30, 2016, the Company paid rent to the related entity totaling $8,941. The minimum lease payments due from the Company during the year ending June 30, 2017 are $5,303.

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of the management of the Company, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

7. Net Capital Requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2016, the Company had a net capital of $157,429, which is $57,429 in excess of its required net capital. As of June 30, 2016, the ratio of aggregate indebtedness to net capital was 0.74 to 1.

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Progressive Asset Management, Inc.

Schedule I

June 30, 2016

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total stockholders' equity	$	171,845
Less: non-allowable assets		
Prepaid expenses and other assets		11,440
Net capital before haircuts		160,405
Less: haircuts on securities		2,428
Less: undue concentration		548
Net Capital		157,429
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $116,481 or $100,000, whichever is greater		100,000
Excess Net Capital	$	57,429
Excess Net Capital after Deducting the Higher of 10% of Aggregate Indebtedness or $120,000	$	37,429
Aggregate Indebtedness to Net Capital Ratio		0.74 to 1

Reconciliation Pursuant to Rule 17a-5(d)(2) of the Securities and Exchange Commission

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2016	$	147,429
Decrease in stockholders' equity		(7,542)
Decrease in non-allowable assets		17,542
Net Capital Per Above Computation	$	157,429

See accompanying notes.

Progressive Asset Management, Inc.

Schedule II

Computation of Determination for Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2016

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2016

A supplemental report pursuant to Rule 17a-5(d)(2) of the Securities and Exchange Commission and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rules 17a-5(e)(1)(i)(A) and 15c3-3(k), respectively.



Progressive Asset Management
1814 Franklin Street, Suite 503
Oakland, CA 94612

800-471-7244
Phone: 510-587-0800
Fax: 510-380-6662

Progressive Asset Management, Inc.
Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4)
of the
Securities and Exchange Commission
June 30, 2016

I, Catherine Carter, make the following assertions on behalf of Progressive Asset Management, Inc., to the best of my knowledge and belief:

1. Progressive Asset Management, Inc. claims exemption from the requirements of Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission under paragraph (k) (2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)].

2. Progressive Asset Management, Inc. met the exemption requirements to Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission, under paragraph (k) (2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)], throughout the year ended June 30, 2016, without exception.

Catherine Cartier, President and Chair

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

The Board of Directors of **Progressive Asset Management, Inc.**:

We have reviewed the statements of management assertions, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Progressive Asset Management, Inc. (Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(ii) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the statements of management referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
August 26, 2016

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM